Filed by Celgene Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Celgene Corporation

Subject Company: Celgene Corporation

SEC File No.: 001-34912

Date: January 3, 2019

Dear Colleague,

For more than three decades, Celgene has been committed to changing the course of human health through science, life-enhancing therapies and a commitment to always put patients first. Above all else, strengthening our ability to deliver on this mission is our primary objective and responsibility.

Just a few moments ago, we announced that we have entered into a definitive agreement to be acquired by Bristol-Myers Squibb to advance our shared mission to create a preeminent global leader in the biopharmaceutical industry. Together, we will be uniquely positioned to address the needs of patients with cancer, inflammatory and immunologic disease, and cardiovascular disease worldwide. Please read the joint press release our two companies just issued.

This is an important decision that Celgene’s Board of Directors and management arrived at only after careful consideration and a strong belief in the benefits of this transaction for all our stakeholders. This combination will enable us to create greater impact for the patients who rely on our therapies, opportunities for our people, and value for our shareholders – who will have a significant ownership stake in the long-term future of the combined company.

For several years, management and our Board have believed that industry consolidation would be driven by the need for greater innovation, scale, size, and product diversity.

This reality led us to regularly evaluate strategic alternatives including scenarios where we would consider combining with a strong, complementary partner to advance our mission to serve patients and deliver greater shareholder value.

With an equity value of approximately $74B, this is one of the largest mergers in the history of our industry.

Two Companies with One Mission

I want you to know that my extensive interactions with the leadership at Bristol-Myers Squibb span more than two and half years, most notably with Bristol-Myers Squibb’s Chairman and CEO, Giovanni Caforio, whom I know well personally and as a colleague. My knowledge and admiration for the company spans my entire 32-year career.

Bristol-Myers Squibb has made clear that they admire the research-driven, highly innovative company we have built, and they have expressed great respect for the quality of the people who are at the heart of our success. They also made a compelling offer, and after careful consideration, our Board voted unanimously to accept it. Importantly, part of the financial consideration includes an ownership stake of approximately 31% for Celgene shareholders in this powerful new biopharmaceutical leader.

Our companies have highly complementary areas of focus, a commitment to developing transformative medicines, and – importantly – we share a patient-centric culture.

Together, the company will have nine marketed products each with more than $1 billion in annual sales, enabling us to create:

•	Leading oncology franchises in both solid tumors and hematologic malignancies led by OPDIVO and YERVOY as well as REVLIMID and POMALYST;
•	A top five immunology and inflammation franchise led by ORENCIA and OTEZLA; and
•	The #1 cardiovascular franchise led by ELIQUIS.

In addition, our combined pipeline dramatically expands setting up the company for even greater long-term sustainable success. For example:

•	Six near-term launch products including fedratinib, ozanimod, luspatercept, liso-cel, bb2121 and BMS’ TYK-2;
•	An early-stage pipeline that includes 50 high potential assets, many with important data readouts in the near-term – 21 in IO / solid tumors, 10 in hematology, 10 in immunology and inflammation, and 9 in cardiovascular/fibrosis;
•	Significant expertise in small molecule design, biologics, protein homeostasis, antibody engineering and cellular immunotherapy, and other high potential areas in research and manufacturing.

We will also have expanded internal capabilities with additional next-generation technologies and discovery platforms to sustain our combined leadership position over time.

In short, together Celgene and Bristol-Myers Squibb will have unparalleled capabilities to advance our shared mission to discover, develop, and deliver innovative medicines for patients with serious diseases.

Bristol-Myers Squibb’s interest in joining forces with us is a reflection both of our progress and our potential. As a similarly research-driven, highly innovative company, Bristol-Myers Squibb understands and values what we have accomplished. They know what is behind our life-changing products and promising pipeline, and they have high praise for our talented people and great respect for our experienced global workforce and our purpose-driven culture.

More Information

At 8:00AM EST, a joint investor call will be held with us and Bristol-Myers Squibb. I encourage you to listen to the call to better understand the strategic and financial potential of the combined organization. Click here to listen to the call.

At 1:00PM EST, I will provide more thoughts on this announcement during a Global Town Hall Webcast. You will shortly receive more information about locations and logistics to listen in with a group or individually.

You will also be hearing from your managers, senior leaders and HR Business Partners in the coming days. We understand that you may have many questions and we are committed to transparent, timely communication throughout this process. Please refer to the Acquisition Update hub on the intranet for additional updates and resources.

This is the first day in what will be a fairly lengthy process to completion of the transaction – a process that will include both companies seeking approvals from our respective shareholders, as well as clearances from regulatory authorities, and satisfying other customary closing conditions.

We expect the transaction to be completed in the third quarter of this year. During this period from announcement to close, there are legal guidelines governing how we can interact with Bristol-Myers Squibb and certain limitations on sharing of information. We will be communicating more about that in the coming days. Until closing, we remain two standalone companies.

Next Steps

Regardless of today’s announcement, Celgene’s commitment to patients remains unchanged and drives us every day.

The most important thing you can do right now is to stay focused on your work: supporting our customers and patients, following through on team priorities, and delivering purpose-driven performance. Throughout 2019, we must continue to deliver exceptional topline and bottom-line operating performance with our best-in-class inline portfolio and talented teams around the world.

The Big 5 represent the most promising late-stage pipeline across the industry and our preparation for regulatory filings and commercial launches are critically important to our long-term outlook and for the patients we serve.

In closing, I recognize this may be a different path than many of us envisioned for the company, but I truly believe it’s the best path … the right path to secure our long-term future and create the most value for every stakeholder.

Thank you for all you have done to advance our culture, deliver innovative therapies – and soon, to help us embark on this new chapter in our journey on behalf of our patients.

Sincerely,

Mark

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), Bristol-Myers Squibb and Celgene will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Bristol-Myers Squibb registration statement on Form S-4 that will include a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Bristol-Myers Squibb and Celgene. INVESTORS AND SECURITY HOLDERS OF Bristol-Myers Squibb AND Celgene ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Bristol-Myers Squibb will be available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html.  Copies of the documents filed with the SEC by Celgene will be available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 13, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018. Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 7, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2018, June 19, 2018 and November 2, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.

Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to non-GAAP earnings per share, capital structure, debt repayment, adjusted leverage ratio and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Bristol-Myers Squibb nor Celgene assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.